UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

American Depositary Shares, evidenced by American Depositary Receipts, each two of which represent one Ordinary Share.

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Qin Xuetang	With a copy to:
Fosun International Limited	Gerard S. DiFiore, Esq.
Room 808	Reed Smith LLP
ICBC Tower	599 Lexington Avenue, 22nd Floor
3 Garden Road, Central	New York, NY 10022
Hong Kong, China	USA
(852) 2509 3228	(212) 549-0396

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each two of which representing one ordinary share.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)\
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Number of shares is the aggregate number of Ordinary Shares represented by 4,000,000 ADSs held by Orrick Investments Limited.

(2) Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun Financial Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Number of shares is the aggregate number of Ordinary Shares represented by 4,000,000 ADSs held by Orrick Investments Limited.

(2) Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Orrick Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)         Number of shares is the aggregate number of Ordinary Shares represented by 4,000,000 ADSs held by Orrick Investments Limited.

(2)         Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

1.	Names and Reporting Persons Peak Reinsurance Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IC

CUSIP No. 09777B107

1.	Names of Reporting Persons Fidelidade-Companhia de Seguros, S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IC

CUSIP No. 09777B107

This Amendment No. 4 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2014 (the “Original 13D”) by the Reporting Persons, as previously amended by Amendment No. 1 to the Original 13D filed on June 17, 2015 (the “Amendment No. 1”), Amendment No. 2 to the Original 13D filed on July 23, 2015 (the “Amendment No. 2”), and Amendment No. 3 to the Original 13D filed on October 14, 2015 (the “Amendment No. 3”, collectively with the Original Schedule 13D and the Amendment No.1 and the Amendment No.2, the “Schedule 13D”), relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), as evidenced by American Depositary Receipts, of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands.

Unless otherwise stated herein, the Schedule 13D remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 26, 2015, pursuant to the terms and subject to the conditions of the securities purchase agreement entered into by and amongst Peak Reinsurance Company Limited (“PeakRe”), Fidelidade-Companhia de Seguros, S.A. (“Fidelidade”), Dong Yu, the chairman of the Issuer (the “Chairman”) and Skillgreat Limited (“Skillgreat”), which is wholly owned by the Chairman, dated October 12, 2015 (the “Securities Purchase Agreement”), PeakRe and Fidelidade sold and Skillgreat purchased certain Ordinary Shares and ADSs of the Issuer held by PeakRe and Fidelidade respectively (namely, (i) 663,201 ADSs held by PeakRe and (ii) 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade ((i) and (ii) collectively, the “Bona Securities”) at a purchase price of US$13.7 per ADS or US$27.4 per Ordinary Share (the “Bona Share Transfer to Skillgreat”). The information disclosed in this Item 4 is qualified in its entirety by the Securities Purchase Agreement, which was filed as Exhibit 99.11 to Amendment No. 3 filed on October 14, 2015, and is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of October 28, 2015.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of October 28, 2015 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except for the transactions described in Item 4, the Reporting Persons have not effected any transactions in the Ordinary Shares or ADSs during the last 60 days.

CUSIP No. 09777B107

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) On October 26, 2015, each of Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. ceased to be the beneficiary owner of more than five percent of the Ordinary Shares.

The Reporting Persons may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Chairman, Skillgreat and Sequoia with respect to the matters described in Items 4 and 6 of this Schedule 13D.  Each Reporting Person hereby disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Chairman, Skillgreat and Sequoia. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer that are beneficially owned by the Chairman, Skillgreat or Sequoia or is a member of any group with the Chairman, Skillgreat or Sequoia.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in this Item 6.

CUSIP No. 09777B107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2015

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

FOSUN FINANCIAL HOLDINGS LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

ORRICK INVESTMENTS LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

PEAK REINSURANCE COMPANY LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

FIDELIDADE-COMPANHIA DE SEGUROS, S.A.

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director